Exhibit 21.1

Subsidiaries of the Registrant
	Entity	Jurisdiction of Organization
1.	Latham International Holdings, Inc.	Delaware
2.	Latham International Manufacturing Corp.	Delaware
3.	Latham Pool Products, Inc.	Delaware
4.	Pacific Pools Europe S.à r.l.	France
5.	LPP US, LLC	Delaware
6.	Latham Pool Products ULC/Produits de Piscine Latham ULC	Canada
7.	Narellan Group Pty Ltd	New South Wales
8.	Narellan Pools Pty Ltd	New South Wales
9.	Narellan Franchise Pty Ltd	New South Wales
10.	Narellan Innovations Unit Trust	New South Wales
11.	Narellan Innovations Pty Ltd	New South Wales
12.	Narellan Pools (NZ) Pty Ltd	New Zealand
13.	GL International, LLC	Delaware
14.	Trojan Leisure Products, LLC	New York